SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                  BIOTIME, INC.
                                  -------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                                    09066L105
                      (CUSIP Number of Class of Securities)

                               Lawrence A. Bowman
                         Spinnaker Technology Fund, L.P.
                      c/o Bowman Capital Management, L.L.C.
                       1875 South Grant Street, Suite 600
                               San Mateo, CA 94402
                                 (415) 287-2200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                            Frank W. Hogan, III, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                     Financial Centre, 695 East Main Street
                             Stamford, CT 06904-6760
                                 (203) 348-2300

                                February 4, 1997
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                  Check the following box if a fee is being paid with this
         Statement:  |_|




                               Page 1 of 11 Pages

                                  SCHEDULE 13D


--------------------------------------------

CUSIP NO. 09066L105
--------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Spinnaker Technology Fund, L.P.
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                              124,000
        NUMBER OF
          SHARES           -----------------------------------------------------
        BENEFICIALLY         8.          SHARED VOTING POWER
         OWNED BY
           EACH                               -0-
         REPORTING         -----------------------------------------------------
        PERSON WITH          9.          SOLE DISPOSITIVE POWER

                                              124,000
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  124,000
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.89%
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       PN
================================================================================


                               Page 2 of 11 Pages

                                  SCHEDULE 13D


--------------------------------------------

CUSIP NO. 09066L105
--------------------------------------------

================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       SoundView Asset Management, Inc.
--------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) | |
                                                                   (b) |X|
--------------------------------------------------------------------------------
    3.        SEC USE ONLY

--------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

                       AF
--------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           | |

--------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                             7.          SOLE VOTING POWER

                                           -0-
        NUMBER OF
          SHARES           -----------------------------------------------------
        BENEFICIALLY         8.          SHARED VOTING POWER
         OWNED BY
           EACH                            -0-
         REPORTING         -----------------------------------------------------
        PERSON WITH          9.          SOLE DISPOSITIVE POWER

                                           -0-
                           -----------------------------------------------------
                             10.         SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                   | |

--------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0
--------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                       CO
================================================================================


                               Page 3 of 11 Pages

Item 1.               Security and Issuer.
                      --------------------

             The class of equity securities to which this Statement relates is the common stock, no par value (the "Common Stock"), of BioTime, Inc., a California corporation (the "Company"), which has its principal executive offices at 935 Pardee Street, Berkeley, California 94710.


Item 2.               Identity and Background.
                      ------------------------

             This  Statement is being filed in connection  with the Common Stock beneficially held by Spinnaker Technology Fund, L.P., a Delaware limited partnership ("Spinnaker"). Spinnaker conducts its principal business and maintains its principal office at 1875 South Grant Street, Suite 600, San Mateo, CA 94402.

             Until March 12, 1997, the sole general partner of Spinnaker was SoundView Asset Management, Inc., a Delaware corporation ("SoundView"), which conducts its principal business and maintains its principal office at 1875 South Grant Street, Suite 600, San Mateo, CA 94402 (Spinnaker and SoundView are sometimes hereinafter referred to as the "Filers"). On March 12, 1997 Soundview transferred its partnership interest in Spinnaker to Bowman Capital Management, L.L.C.

             Spinnaker was formed in 1994 for the principal business of providing an investment vehicle for institutional and other sophisticated investors to acquire equity interests in companies with significant potential for long-term growth in value in the technology industry. SoundView was formed in 1994 for the principal business of serving as the general partner and manager of various investment funds and portfolios.

             The name, business address, present principal occupation or employment of each executive officer and director of SoundView as of February 4, 1997 is set forth in Schedule I hereto, which is incorporated herein by reference. Each of the individuals listed in Schedule I hereto are U.S. citizens.

             During the past five years, none of the Filers nor any of the executive officers or directors of the Filers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 4 of 11 Pages

Item 3.               Source and Amount of Funds or Other Consideration.
                      --------------------------------------------------

             Not Applicable.

Item 4.               Purpose of Transaction.
                      -----------------------

             Spinnaker has acquired the Common Stock for investment purposes. Spinnaker does not have any intention of acquiring control over the Company; however, if Spinnaker believes that further investment in the Company is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire additional shares of Common Stock. Similarly, depending upon market and other factors, Spinaker may determine to dispose of the Common Stock. Except as disclosed above, Spinnaker does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of
Schedule 13D.


Item 5.               Interest in Securities of the Issuer.
                      -------------------------------------

             (a) and (b) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information contained in the Company's most recently available filing with the Securities and Exchange Commission. Based upon information from the Company after an offering by the Company to its shareholders of rights to subscribe for and purchase shares of Common Stock at February 4, 1997, the number of outstanding shares of Common Stock increased to approximately 3,190,000.

             Spinnaker beneficially owns 124,000 shares of Common Stock, representing approximately 3.89% of the Common Stock issued and outstanding. Spinnaker has sole voting and dispositive power with respect to all Common Stock owned by it, which power is exercised by its general partner, Bowman Capital Management, L.L.C.

             (c) The following open market transactions with respect to shares of the Company's Common Stock were effected by Spinnaker during the past 60 days prior to the date of this Statement:


Transaction Date                                            Sale Price
    (1997)                No. of Shares Sold                Per Share
----------------          ------------------                ----------
  January 22                   5,100                         $31.6887

  March 3                     16,000                         $39.1718


             (d) To the best knowledge of the Filers, no person other than Spinnaker and Bowman Capital Management, L.L.C. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of shares of Common Stock beneficially owned by Spinnaker.

                               Page 5 of 11 Pages

             (e) The Filers ceased to be the beneficial owners of more than five percent of the Company's Common Stock on February 4, 1997.


Item 6.               Contracts, Arrangements, Understandings or
                      Relationships With Respect to Securities of the
                      Issuer.
                      -----------------------------------------------

             Not applicable.


Item 7.               Material to be Filed as Exhibits.
                      ---------------------------------

             Exhibit A:  Agreement pursuant to Rule 13d-1(f)(1).


                               Page 6 of 11 Pages

                                    SIGNATURE
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  March 18, 1997

                              SPINNAKER TECHNOLOGY FUND, L.P.

                              By:  Bowman Capital Management, L.L.C.
                                       Its General Partner



                                       By:     /s/ Lawrence A. Bowman
                                          ---------------------------
                                               Lawrence A. Bowman
                                               President






                               Page 7 of 11 Pages

                                    SIGNATURE
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  March 18, 1997


                              SOUNDVIEW ASSET MANAGEMENT, INC.



                              By:      /s/ Kerry A. Tyler
                                 ----------------------------
                                       Kerry A. Tyler
                                       Vice President - Finance


                               Page 8 of 11 Pages

                                   SCHEDULE I

          INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS
                       OF SOUNDVIEW ASSET MANAGEMENT, INC.

DIRECTORS AND EXECUTIVE OFFICERS:


             The following table sets forth the name, business address and present principal occupation or employment of each of the current directors and executive officers of SoundView Asset Management, Inc. as of February 4, 1997.

                                        PRESENT PRINCIPAL OCCUPATION
    NAME                                OR EMPLOYMENT


Lawrence A. Bowman                       President and Director of
SoundView Asset Management, Inc.         SoundView Asset Management,
22 Gatehouse Road                        Inc.
Stamford, Connecticut 06902

Kerry Tyler                              Secretary and Treasurer of
SoundView Asset Management, Inc.         SoundView Asset Management,
22 Gatehouse Road                        Inc.
Stamford, Connecticut 06902

James B. Townsend                        President of SoundView
SoundView Financial Group, Inc.          Financial Group, Inc.
22 Gatehouse Road
Stamford, Connecticut 06902

Russell D. Crabs                         Managing Director of
SoundView Financial Group, Inc.          SoundView Financial Group,
22 Gatehouse Road                        Inc.
Stamford, Connecticut 06902




                               Page 9 of 11 Pages

                                  EXHIBIT INDEX



Exhibit                Document                                   Page No.
-------                --------                                   --------



   A           Agreement pursuant to Rule 13d-1(f)(1)                11






                               Page 10 of 11 Pages

                                                                     Exhibit A


                                    AGREEMENT

             Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement to which this Exhibit A is attached is filed on its behalf.

Date:  March 18, 1997


SPINNAKER TECHNOLOGY FUND,
  L.P.

By:     Bowman Capital
          Management, L.L.C.,
        Its General Partner


By:     /s/ Lawrence A. Bowman
   ---------------------------
        Lawrence A. Bowman
        President




SOUNDVIEW ASSET MANAGEMENT,
  INC.


By:     /s/ Kerry A. Tyler
   ----------------------------
        Kerry A. Tyler
        Vice President - Finance





                               Page 11 of 11 Pages